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SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

/x/	Annual Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (Fee Required)
For the fiscal year ended December 31, 2000
OR
/ /	Transition Report Pursuant To Section 15(D) of The Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                to

Commission File Number  001-07935

    A.
    Full title of the plan and address of the plan, if different from that of the issuer named below:

    INTERNATIONAL RECTIFIER CORPORATION
    RETIREMENT SAVINGS PLAN

    B.
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    INTERNATIONAL RECTIFIER CORPORATION
    233 KANSAS STREET
    EL SEGUNDO, CALIFORNIA 90245

International Rectifier Corporation
Retirement Savings Plan
Report on Financial Statements
and Supplemental Schedule
For the Years Ended December 31, 2000 and 1999

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

/s/ MICHAEL P. MCGEE Michael P. McGee Member of Administrative Committee

International Rectifier Corporation
Retirement Savings Plan
For the Years Ended December 31, 2000 and 1999

Page
Financial Statements:
Report of Independent Accountants	1
Statements of Net Assets Available For Benefits As of December 31, 2000 and 1999	2
Statements of Changes In Net Assets Available For Benefits For the Years Ended December 31, 2000 and 1999	3
Notes to Financial Statements	4-7
Supplemental Schedule:
Schedule of Assets Held For Investment Purposes At December 31, 2000	9
Exhibit Index	16
23.1—Consent of Independent Accountants	17

Certain supplemental schedules have been omitted because they are not applicable to the International Rectifier Corporation Retirement Savings Plan.

Report of Independent Accountants

To the Participants and Administrator of the
International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 22, 2001

International Rectifier Corporation
Retirement Savings Plan
Statements of Net Assets Available For Benefits
As of December 31, 2000 and 1999

	2000	1999
Assets:
Investments at fair value	$71,658,322	$67,674,963

Total investments	71,658,322	67,674,963
Employee contributions receivable	126,803	115,805
Employer contributions receivable	143,076	126,977

Total receivables	269,879	242,782

Net assets available for benefits	$71,928,201	$67,917,745

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation
Retirement Savings Plan
Statements of Changes in Net Assets Available For Benefits
For the Years Ended December 31, 2000 and 1999

	2000	1999
Additions to (deductions from) net assets attributed to:
Contributions:
Employee	$5,831,896	$5,156,644
Employer	1,295,707	1,236,427
Investment income:
Dividend income	3,427,105	3,535,014
Interest income	221,208	204,317
Net appreciation (depreciation) in the fair value of investments	(1,161,005)	16,227,306

Total additions	9,614,911	26,359,708

Deductions from net assets attributed to:
Benefits paid to participants	5,590,813	3,028,095
Administrative fees	13,642	9,439

Total deductions	5,604,455	3,037,534

Net increase in net assets	4,010,456	23,322,174
Net assets available for benefits:
Beginning of year	67,917,745	44,595,571

End of year	$71,928,201	$67,917,745

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements

1.  Description of the Plan

  The following description of the International Rectifier Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  International Rectifier Corporation (the "Company") established the Plan on April 1, 1988. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

  In September 2000, the Company acquired the business assets of Magnitude-3 LLC ("Magnitude-3"). Employees of Magnitude-3 became eligible to participate in the Plan, and to rollover their account balances into the Plan, on September 21, 2000.

  Eligibility

  An employee is eligible to participate in the Plan on the first day of the payroll period which falls immediately after the later of (i) the date which is 90 days after his or her date of hire, or (ii) the date on which he or she attains age 18.

  Contributions

  Effective January 1, 1998, participants may elect to make contributions up to 15% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 150% of the first $200 of the participant's contribution, 50% of the next $1,400, and 25% of the next $800 in a Plan year. The aggregate matching contribution made by the Company shall not exceed $1,200 per participant in a Plan year. In addition to the Company's matching contribution, the Board of Directors may make annual discretionary contributions in the form of cash or Company stock. For the years ended December 31, 2000 and 1999, no discretionary matching contributions were authorized by the Board.

  Effective January 1, 2001, the Company's matching contribution was changed to 150% of the first $200 of the participant's contribution, plus 50% of the next $5,400.

  Vesting

  Participants are immediately vested in their contributions and the Company's matching and discretionary contributions plus actual earnings thereon.

  Participant Accounts

  Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

  Investment Programs

  The trustee for the Plan is Fidelity Management Trust Company. All accounts are held in trust funds, Company stock or a self-directed brokerage account, which primarily consist of cash and cash equivalents, common stock and mutual funds. All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

  The self-directed brokerage account was offered to Plan participants beginning in 2000 and it enables Plan participants to purchase or sell individual securities within their accounts. The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account. The custodian of the Plan is Fidelity Brokerage Service, Inc. Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

  Participants can allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account. Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to the self-directed brokerage account. However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan. The participants may then transfer their account balances to other funds.

  The participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

  Participant Loans

  The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000 less any outstanding loan balance from the Plan during the prior 12 months. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with current prevailing rates. Principal and interest is paid ratably through bi-weekly payroll deductions.

  Benefit Payments

  Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant's account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan. Participants are not qualified to leave their account balances in the Plan unless their account balance exceeds $5,000 and their age is under 65. Benefits are recorded when paid.

2.  Summary of Accounting Policies

  Basis of Accounting

  The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with the accounting principles generally accepted in the United States of America.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in mutual funds and other securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

  Investments

  The Plan's investments in shares of registered investment company mutual funds and common stock are valued at the last quoted sales price on the last business day of the year. Investments in commingled trust funds are valued at estimated fair values according to methods selected in good faith by the trustee. Participant loans are valued at the unpaid amount of the loan which is estimated to approximate fair value.

  Purchases and sales of securities are reflected on a trade date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

3.  Investments

  The following are investments that represent 5% or more of the Plan's net assets at December 31:

	2000	1999
International Rectifier Stock Unit Fund	$14,763,591	$12,355,485
Fidelity Growth Company Fund	19,714,034	21,431,522
Fidelity Intermediate Bond Fund	3,779,220	3,873,248
Fidelity Value Fund	7,812,864	8,739,015
Fidelity Retirement Government Money Market Portfolio	7,070,935	6,888,365
Managed Income Portfolio	6,223,295	5,673,513
Fidelity U.S. Equity Index Fund	—	4,145,779
Participant Loans	3,656,026	—

  During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by ($1,161,005) as follows:

Mutual funds	($3,706,928)
Company common stock	3,604,843
Self-directed brokerage account	(1,058,920)

($1,161,005)

4.  Related-Party Transactions

  Certain of the Plan's investments are shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the Plan, as defined by the Plan agreement. In addition, the investment transactions within the self-directed brokerage account are executed by Fidelity Brokerage Service, Inc., the custodian of the Plan. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services were nominal for the years ended December 31, 2000 and 1999.

  The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan. The Company paid approximately $46,000 and $32,000 of administrative expenses on behalf of the Plan for the years ended December 31, 2000 and 1999, respectively. Such transactions with the Company qualify for a statutory exemption.

5.  Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The account balances of the participants affected by a partial or complete termination of the Plan are nonforfeitable and will be determined as of the termination date.

6.  Tax Status of The Plan

  The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated February 26, 1998. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (the "Code").

  Under the provisions of Section 401(k) of the Code, contributions to the Plan are not taxable until distributed to the participants.

7.  Subsequent Events

  In March 2000, the Company acquired Zing Technologies, Inc. and its wholly owned subsidiary, Omnirel LLC ("Omnirel"). Participants in the Omnirel 401(k) plan became eligible to participate in the Plan on January 1, 2001. Effective January 2, 2001, the Company merged the net assets of the Omnirel 401(k) plan of $1,864,812 into the Plan.

  In October 2000, the Company acquired Lambda Advanced Analog, Inc. ("Lambda") from SI U.S. Finance, Inc. ("SI"). Employees of Lambda became eligible to participate in the Plan and to rollover their current balances to the Plan from SI's savings plan on January 1, 2001.

Supplemental Schedule

International Rectifier Corporation
Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000**

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	International Rectifier Stock Unit Fund	Company Stock		$14,763,591
*	Fidelity Growth Company Fund	Shares in Registered Investment Company		19,714,034
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company		3,779,220
*	Fidelity Value Fund	Shares in Registered Investment Company		7,812,864
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company		862,394
*	Fidelity Diversified International Fund	Shares in Registered Investment Company		1,341,980
*	Fidelity Retirement Government Money Market Portfolio	Shares in Registered Investment Company		7,070,935
*	Managed Income Portfolio	Shares in Commingled Trust Fund		6,223,295
*	Fidelity U.S. Equity Index Fund	Shares in Registered Investment Company		2,686,382
*	Fidelity Fund	Shares in Registered Investment Company		247,228
*	Fidelity Equity, Inc.	Shares in Registered Investment Company		212,905
*	Fidelity Blue Chip	Shares in Registered Investment Company		901,942
*	Fidelity Freedom Income	Shares in Registered Investment Company		44,065
*	Fidelity Freedom 2000	Shares in Registered Investment Company		14,510
*	Fidelity Freedom 2010	Shares in Registered Investment Company		241,360
*	Fidelity Freedom 2020	Shares in Registered Investment Company		177,798
*	Fidelity Freedom 2030	Shares in Registered Investment Company		165,436
	Asia Global Crossing Class A	Shares in Self-Directed Brokerage Account***		1,313
	Globalstar Telecom Ltd.	Shares in Self-Directed Brokerage Account***		1,993

Xoma Ltd.	Shares in Self-Directed Brokerage Account***	$4,875
ADC Telecommunications, Inc. Com	Shares in Self-Directed Brokerage Account***	18,487
Adaptive Broadband Corp. Com	Shares in Self-Directed Brokerage Account***	1,164
Advanced Micro Devices Inc. Com	Shares in Self-Directed Brokerage Account***	3,522
Agilent Technologies, Inc. Com	Shares in Self-Directed Brokerage Account***	2,738
Altera Corp. Com	Shares in Self-Directed Brokerage Account***	2,105
America Online, Inc. Del Com	Shares in Self-Directed Brokerage Account***	6,960
Amkor Technology, Inc.	Shares in Self-Directed Brokerage Account***	3,569
Anadigics, Inc. Com	Shares in Self-Directed Brokerage Account***	1,637
Analog Devices, Inc. Com	Shares in Self-Directed Brokerage Account***	24,570
Applied Micro Circuits Corp.	Shares in Self-Directed Brokerage Account***	199,625
Applied Materials, Inc.	Shares in Self-Directed Brokerage Account***	3,819
Ariad Pharmaceuticals, Inc.	Shares in Self-Directed Brokerage Account***	950
At Home Jan 42 1/2 Call	Shares in Self-Directed Brokerage Account***	19
Asyst Technologies, Inc. Com	Shares in Self-Directed Brokerage Account***	2,688
August Technology Corp. Com	Shares in Self-Directed Brokerage Account***	2,588
Avaya, Inc. Com	Shares in Self-Directed Brokerage Account***	1,083
Avici Sys., Inc.	Shares in Self-Directed Brokerage Account***	616
Broadband Holders TR DP RPT 12-31-40	Shares in Self-Directed Brokerage Account***	36,450
Broadcom Corp.	Shares in Self-Directed Brokerage Account***	110,964
Brokat Aktiengesellschaft, ADR Sponsored, MER from 09347T109	Shares in Self-Directed Brokerage Account***	1,189

Caldera Sys., Inc. Com	Shares in Self-Directed Brokerage Account***	$1,162
Centura Software Corp. Com	Shares in Self-Directed Brokerage Account***	2,343
China Unicon Ltd. ADR Sponsored	Shares in Self-Directed Brokerage Account***	737
Cisco Sys., Inc. Com	Shares in Self-Directed Brokerage Account***	144,126
Cirrus Logic, Inc. Com	Shares in Self-Directed Brokerage Account***	8,438
Cirrus Logic Jan. 30 Call	Shares in Self-Directed Brokerage Account***	200
Click Comm, Inc. Com	Shares in Self-Directed Brokerage Account***	10,437
Conexant Sys., Inc. Com	Shares in Self-Directed Brokerage Account***	3,075
Copper Mtn. Networks, Inc. Com	Shares in Self-Directed Brokerage Account***	5,906
Corning, Inc. Com	Shares in Self-Directed Brokerage Account***	6,338
Credence Sys. Corp. Com	Shares in Self-Directed Brokerage Account***	4,600
Cree Resh, Inc. Com	Shares in Self-Directed Brokerage Account***	3,553
Davox Corp. Com	Shares in Self-Directed Brokerage Account***	9,750
Dell Computer Corp. Com	Shares in Self-Directed Brokerage Account***	3,488
Dobson Communications Corp. Class A	Shares in Self-Directed Brokerage Account***	2,925
DSL Net, Inc. Com	Shares in Self-Directed Brokerage Account***	159
Dycom Inds., Inc.	Shares in Self-Directed Brokerage Account***	3,234
E M C Corp. Mass. Com	Shares in Self-Directed Brokerage Account***	19,950
Echelon Corp. Com	Shares in Self-Directed Brokerage Account***	6,425
Echostar Commun. Corp. New Class A	Shares in Self-Directed Brokerage Account***	6,825
Etoys, Inc. Com	Shares in Self-Directed Brokerage Account***	94

	Exodus Communications, Inc.	Shares in Self-Directed Brokerage Account***	$10,000
*	Fidelity Cash Reserves	Shares in Self-Directed Brokerage Account	487,433
	Firsthand Technology Value	Shares in Self-Directed Brokerage Account***	2,462
	GSI Lumonics, Inc. Com SHS	Shares in Self-Directed Brokerage Account***	1,840
	General Magic, Inc.	Shares in Self-Directed Brokerage Account***	562
	Genuity, Inc. Class A	Shares in Self-Directed Brokerage Account***	506
	Globespan, Inc. Com	Shares in Self-Directed Brokerage Account***	12,375
	Harmonic Lightwaves, Inc. Com	Shares in Self-Directed Brokerage Account***	569
	Immunogen, Inc. Com	Shares in Self-Directed Brokerage Account***	4,288
	Integrated Device Technology, Inc. Com	Shares in Self-Directed Brokerage Account***	4,306
	Intel Corp. Com	Shares in Self-Directed Brokerage Account***	27,057
	Intel Corp.: Call 1/19/99; in Account 651-047406-1; Jan. 135	Shares in Self-Directed Brokerage Account***	62
	International Rectifier Corp. Com	Shares in Self-Directed Brokerage Account***	60
	JDS Uniphase Corp. Com	Shares in Self-Directed Brokerage Account***	4,377
	Juniper Networks, Inc. Com	Shares in Self-Directed Brokerage Account***	13,614
	Kana Communications, Inc. Com	Shares in Self-Directed Brokerage Account***	8,740
	Kopin Corp. Com	Shares in Self-Directed Brokerage Account***	1,106
	LSI Logic Corporation	Shares in Self-Directed Brokerage Account***	1,709
	Lantronix, Inc. Com	Shares in Self-Directed Brokerage Account***	5,272
	Learn2.com, Inc. Com	Shares in Self-Directed Brokerage Account***	203
	Lucent Technologies, Inc. Com	Shares in Self-Directed Brokerage Account***	12,488

MRV Communications, Inc. Com	Shares in Self-Directed Brokerage Account***	$602
M-Wave, Inc. Com	Shares in Self-Directed Brokerage Account***	960
Mattel, Inc. Com	Shares in Self-Directed Brokerage Account***	7,220
Mediaplex, Inc. Com	Shares in Self-Directed Brokerage Account***	528
Metricon, Inc. Com	Shares in Self-Directed Brokerage Account***	20,076
Microsoft Corp. Com	Shares in Self-Directed Brokerage Account***	17,350
Microstrategy, Inc.	Shares in Self-Directed Brokerage Account***	4,750
Motorola, Inc. Com	Shares in Self-Directed Brokerage Account***	109,350
NABI	Shares in Self-Directed Brokerage Account***	3,237
NASDAQ 100 TR Unit Series 1	Shares in Self-Directed Brokerage Account***	3,503
National Semiconductor Corp. Com	Shares in Self-Directed Brokerage Account***	2,012
Nokia Corp. Sponsored ADR	Shares in Self-Directed Brokerage Account***	8,700
Nortel Networks Corp. New N/C from 656569100	Shares in Self-Directed Brokerage Account***	20,843
Novell, Inc. Com	Shares in Self-Directed Brokerage Account***	2,610
White Oak Growth Stock Fund	Shares in Self-Directed Brokerage Account***	2,636
Pin Oak Aggressive Stock Fund	Shares in Self-Directed Brokerage Account***	2,262
Red Oak Tech Select Fund	Shares in Self-Directed Brokerage Account***	24,543
Optimal Robotics Corp. Class A	Shares in Self-Directed Brokerage Account***	9,230
Oracle Sys. Corp. Com	Shares in Self-Directed Brokerage Account***	5,813
P D C Innovation Inds., Inc. Com New	Shares in Self-Directed Brokerage Account***	220
PMC-Sierra, Inc. Com	Shares in Self-Directed Brokerage Account***	15,725

Palm, Inc. Com	Shares in Self-Directed Brokerage Account***	$14,156
Paychex, Inc. Com	Shares in Self-Directed Brokerage Account***	10,698
Pericom Semiconductor Corp.	Shares in Self-Directed Brokerage Account***	5,550
Pro Net Link Corp.	Shares in Self-Directed Brokerage Account***	10,622
Qualcomm, Inc. Com	Shares in Self-Directed Brokerage Account***	20,547
Rambus, Inc. Del Com	Shares in Self-Directed Brokerage Account***	49,311
Red Hat, Inc. Com	Shares in Self-Directed Brokerage Account***	6,563
Research in Motion, Ltd. Com	Shares in Self-Directed Brokerage Account***	21,600
Rite Aid Corp. Com	Shares in Self-Directed Brokerage Account***	1,069
SCI Sys., Inc. Com	Shares in Self-Directed Brokerage Account***	2,637
Siliconix, Inc. Com New	Shares in Self-Directed Brokerage Account***	8,550
Simtek Corp. Com	Shares in Self-Directed Brokerage Account***	720
Sun Microsystems, Inc. Com	Shares in Self-Directed Brokerage Account***	18,119
Telaxis Communications Corp. Com	Shares in Self-Directed Brokerage Account***	4,079
Texas Instruments, Inc.	Shares in Self-Directed Brokerage Account***	6,159
Triant Technologies, Inc. Com	Shares in Self-Directed Brokerage Account***	593
U.S. Wireless Data, Inc.: Class A New; R/S from 912899101	Shares in Self-Directed Brokerage Account***	1,138
Van Wagoner FDS, Inc. Mid-Cap FD	Shares in Self-Directed Brokerage Account***	2,376
Vertex Inds., Inc. Com	Shares in Self-Directed Brokerage Account***	4,000
Visionglobal Corp. Com	Shares in Self-Directed Brokerage Account***	219
Vitesse Semiconductor Corp. Com	Shares in Self-Directed Brokerage Account***	5,531

Worldcom, Inc. GA New: N/C from 55268B186	Shares in Self-Directed Brokerage Account***	$4,219
Yahoo, Inc. Com	Shares in Self-Directed Brokerage Account***	6,013
Participant loans receivable	Interest rates range from 7.00% to 9.75% and the notes are collateralized by participant account balances. The loans mature between January 2001 and August 2010.	3,656,026

		$71,658,322

*
A party-in-interest for which a statutory exemption exists.

**
Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year and disposed of at any time before the last day of the Plan's fiscal year, with certain exceptions.

***
Investment transactions in the self-directed brokerage account are executed by Fidelity Brokerage Service, Inc., a party-in-interest for which a statutory exemption exists.

International Rectifier Corporation
Retirement Savings Plan
Exhibit Index

Exhibit	Description
23.1	Consent of PricewaterhouseCoopers LLP

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FORM 11-K
SIGNATURES
Retirement Savings Plan
Report of Independent Accountants
Statements of Net Assets Available For Benefits As of December 31, 2000 and 1999
Statements of Changes in Net Assets Available For Benefits For the Years Ended December 31, 2000 and 1999
Notes to Financial Statements
Supplemental Schedule
Schedule of Assets Held for Investment Purposes At December[nc_nb] 31, 2000
Exhibit Index